Exhibit 4.30

CONFIDENTIAL

To the Management of
Aegean Marine Petroleum S.A.
P.O. Box 2688
Fujairah
UNITED ARAB EMIRATES

Date	7 June 2010
Our Ref.	Aegean/ev12042010
Subject	Facility Agreement

Dear Sirs,

We are pleased to make available to you the following Facility, which shall be uncommitted and repayable on demand, on the terms and conditions set out in this letter, (hereinafter referred to as the Facility Agreement):

Fortis Bank
(Nederland) N.V.
Energy, Commodities
& Transportation
/Chemicals

Coolsingel 93
P.O. Box 749
3000 AS
Rotterdam
The Netherlands
www.merchant-
banking..n1
Telephone
+97 14 373 9304
Fax
+97 14 325 9908
E-Mail Daho.abidat@ae.foris
ect.com

Borrower	Aegean Marine Petroleum S.A., having its registered address at 80 Broad Street, Monrovia, Liberia, hereinafter referred to as the Client.
Guarantor	Aegean Marine Petroleum Network Inc., having its registered address at Trust Company Complex, Ajeltake Road, Majuro, 1V11-1 96960, Marshall Islands hereinafter referred to as the Guarantor.
Lender	Fortis Bank (Nederland) N.V., hereinafter referred to as the Bank.
1. Facility
Facility amount	USD 100,000,000 (in words: one hundred million US Dollar) or its equivalent in any freely convertible currency.
Purpose
For the financing of your normal bunkering activities in particular the issuance of (stand-by) Letters of Credit ((SB)L/C's) and financing of trade receivables originated from your bunkering activities, as defined below under Collateral.

Availability
The above may be utilised, subject to our prior approval, by means of overdrafts in current account, short term loans up to a period of 3 months, the issuance of guarantees on terms acceptable to the Bank, the opening of (stand-by) Letters of Credit ((SB)L/C's) for your account and at your own risk and the discounting of drafts with recourse on you.

2. Security documents
You undertake to the Bank that during the period that this Facility is available, in whole or in part, or that any amount or liability remains outstanding there under, you shall execute or have executed in favour of the Bank the following documents, acceptable in form and substance, to act as security to the Bank for the payment of all amounts which may be due to the Bank, now or at any time and in whatever regard (hereinafter referred to as the Security Documents):

• First ranking lien on present and future credit balances in your account(s) with the Bank in accordance with our General Banking Conditions, in particular article 24 thereof.
• Receivables Assignment according to English law to be provided by you as per the enclosed document

Fortis Bank (Nederland) N.V. Commercial Register Rotterdam number 30064791

Initials:	Clients	Bank

Date	7 June 2010
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Subject	Facility Agreement—Aegean

• Corporate Guarantee for obligations of the Client towards the Bank to be provided by the Guarantor according to laws of the state of New York, as per enclosed document.
• Any other documents or amendments to the Security Documents which the Bank may from time to time reasonably require

3. Collateral
Pursuant to the Security Documents as detailed above and/or further documents to be executed in our favour and the General Banking Conditions, including articles 24 and 25 thereof, and without prejudice to the Bank's rights therein, you are required to deliver to the Bank the following, acceptable in form and substance, that will act as collateral to the Bank:

Cash deposits	Cash deposits in your account with the Bank may act as collateral under the Facility and will have an advance rate equal to 100% of the value of the cash deposited with the Bank.
Receivables
Receivables from acceptable buyers that are assigned to the Bank and domiciling payment to your account with the Bank may act as collateral under the Facility and will be advanced at 90% of the sales invoice value with a maximum financing tenor of 45 days commencing from invoice date.

The aggregate amount, financed per individual buyer, may never exceed a value of USD 5,000,000 (in words: five million US Dollar) at any time.

Payments of receivables to the Bank are to be made without offset or counterclaim and you undertake to ensure that each invoice contains a notice that the receivable has been assigned to the Bank, that payment under that invoice are to be made without offset or counterclaim and an irrevocable instruction to the addressee to pay all amounts payable under that invoice to your account held at the Bank.

Receivables that are unpaid after the due date or do not comply with the above will not be assigned an advance rate, without prejudice to the Bank's security rights. The Bank reserves the right to notify debtors of the assignment of their debt to the Bank and/or take any such action as it may deem necessary to ensure the Bank's security over the debt is perfected. Such action will be notified to you when considered appropriate.

In the event that any of the collateral exceeds the maximum tenor as specified or the Bank, in its sole discretion, considers that certain collateral no longer provides adequate security, the Bank may decide to not apply an advance rate, without prejudice to the Bank's rights under this Facility Agreement and the Security Documents. If such decision leads to a situation where the total amount actually outstanding under the Facility exceeds the value of the collateral available, then you are under an obligation to grant to the Bank immediately on its request other acceptable collateral as replacement, or to reduce the amount outstanding so that the outstanding is fully covered by the available collateral.

Initials:	Clients	Bank

Date	7 June 2010
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Subject	Facility Agreement—Aegean

4. Insurance
You undertake to the Bank that you shall ensure that you (and each member of the group) will maintain with reputable insurers such insurances in relation to its business and assets as are customarily maintained by prudent companies carrying on a similar business.
Upon request of the Bank adequate transport/storage insurance cover is to be evidenced by submission to the Bank of a copy of your insurance policy.

5. Undertakings and covenants	You undertake to the Bank that during the period that this Facility is available, in whole or in part, or that any amount or liability remains outstanding there under:

1.  Procure that the Guarantor shall provide the following:
•      The audited consolidated annual reports, at the latest within 6 months after the end of the financial year.
•      The semi-annual financial reports, at the latest within 2 months after the end of the aforementioned financial period.
•      The quarterly financial reports, at the latest within 2 months after the end of the aforementioned financial period.

2. Procure that the Guarantor will comply with the following:
•      attain and maintain a minimum Working Capital of USD 75,000,000(in words: seventy five million US Dollar)
•      attain and maintain a minimum Equity of USD 200,000,000 (in words: two hundred million US Dollar). (Equity is defined as Liable Capital minus minority interest and subordinated debt)
•     attain and maintain a minimum Current Ratio of 1.15

Compliance with the financial covenants shall be established, or not, by the financial statements delivered to the Bank pursuant to 1 above and are determined on the basis of your - currently applicable and broadly accepted -accounting rules. If at any time these rules would be changed, or if, due to international developments like the implementation of International Financial Reporting Standards, different accounting rules would be applied causing a change in the outcome of the mentioned covenants whilst other circumstances regarding your company remain unchanged, you undertake to inform the Bank as soon as reasonably possible of the nature and consequences of the changed accounting rules.

The Bank has then the right to redefine the level of the referred financial covenants or the way of computing these covenants. Prior to redefining financial covenants, the Bank will consult you in order to enable you to render your opinion on the new covenants.

Initials:	Clients	Bank

Date	7 June 2010
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Subject	Facility Agreement—Aegean

3.  you agree to the following
•      to evidence that all consents required enabling you to enter into the Facility Agreement and to perform your obligations there under have been obtained and are in full force and effect;
•      to send the Bank on a weekly basis an overview of the invoices and copies of any new invoices (to be) financed by the Bank;
•      to send the Bank on a quarterly basis a portfolio overview of all receivables together with a specification which banks finance which receivables;
•      to ensure that each transaction or cycle of transactions is subject to separate approval by the Bank and to provide the Bank with a transaction overview for approval in advance, indicating: seller, quantity, purchase price, purchase conditions and any other information the Bank may require;
•      to co-operate with the Bank, at all times and under all circumstances, to arrange the collateral position in relation to the Client's other financing Banks; and
•      you are aware that the Bank intends to enter into a legal merger with ABN AMRO Bank N.V. and recognise and agree that as a consequence of such merger all the Bank's rights and obligations under this Facility Agreement and any and all Security Documents shall have transferred to ABN AMRO Bank N.V. as successor in title by operation of law.

6. Charges
Arrangement fee	USD 90,000 (ninety thousand) flat per annum payable upon signature of this Facility Agreement and before drawing.
Interest rate debit
The interest rate for debit balances on current account will fluctuate and is based on the Cost of Funds for the respective currency and increased by a margin of 2% per annum.

Interest will be charged or paid in arrears on a monthly basis. The rates are regularly adjusted by the Bank as market conditions change.

Documentary fees
An all-in fee of 1.25%0 over the maximum of the L/C amount will be charged per quarter or part thereof.
An all-in fee of 29/00 over the maximum of the SBL/C amount will be charged per quarter or part thereof.

Expenses and costs	Expenses and costs, including but not limited to legal fees and out-of-pocket expenses, if any, incurred by the Bank in preparing, perfecting and maintaining the Facility granted under this Facility Agreement are to be borne by you and charged to your account with the Bank.

Initials:	Clients	Bank

Date	7 June 2010
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Subject	Facility Agreement—Aegean

7. Other conditions
Conditions Precedent
The Bank will not make the Facility available until we have received in each case in form and substance satisfactory to us in all respects, the documents, items and evidence specified below (or we have waived any one or more of them at our absolute discretion subject to any condition(s) which we deem fit):

	-	Duly signed acceptance of this Facility Agreement;
	-	Duly executed originals of each of the Security Documents;
	-	Documentation as required under clause 4 above;
	-	Positive legal opinion on the effectiveness of the waiver from your other banks in respect to receivables assigned to the Bank, when required by the Bank;
-
Duly executed originals of all other documents required from time to time by the Bank to establish a client relationship and conforming to guidelines as may be laid down by applicable banking and regulatory bodies; and

-
Certified copies of resolutions of the Board of Directors approving and authorising your agreement to the terms of the Facility Agreement and execution of each of the Security Documents above, including the Board Resolution of the Guarantor regarding their corporate guarantee.

Notices:	All notices, demands or other communications between the Bank and the Clients shall be made in writing to the following addresses:
If to the Client: Aegean Marine Petroleum S.A. 42, Hatzikiriakou Ave. 185 38, Piraeus, Greece Attention: Mr Spyros Gianniotis Fax no.: +30 210 4586 271
If to the Bank: Fortis Bank (Nederland) N.V. Coolsingel 93 P.O Box 749- 3000 AS Rotterdam, The Netherlands Attention: Mrs. Wendy See Fax no : + 31 10 401 6964
Any written notices, demands or other communications are subject to the terms and conditions as defined in clause 9 of the Facility Agreement Definitions, Terms and Conditions.

Initials:	Clients	Bank

Date	7 June 2010
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Subject	Facility Agreement—Aegean

8. General Conditions
The Bank's General Banking Conditions and the Facility Agreement Definitions, Terms and Conditions, as these may be amended from time to time are applicable to and form an integral part of this Facility Agreement.

In case of discrepancies between these documents the Facility Agreement will prevail to the extent of such conflict only. In the event of discrepancies between such General Banking Conditions and the Facility Agreement Definitions, Terms and Conditions, the latter will prevail to the extent of such conflict only.

A copy of the General Banking Conditions and the Facility Agreement Definitions, Terms and Conditions is enclosed and your acceptance of the Facility Agreement implies receipt and acceptance of these documents.

9. Governing law
This Facility Agreement is governed by and construed in accordance with Dutch law. All disputes arising from this Facility Agreement shall be settled by the competent court in the Netherlands, without prejudice to the Bank's right to bring any dispute before any foreign court of competent jurisdiction.

You irrevocably waive any objection you may now or hereafter have to the commencement of any action or proceeding in any court and a ny claim you may now or hereafter have that any action or proceeding has been brought in an inconvenient forum.

The offer will expire if the Bank does not receive your signed acceptance of this Facility Agreement, initialled on each page and duly signed, within 30 days after the date of this letter.

We trust this arrangement meets with your requirements and hope that this is the start of a mutually beneficial relationship.

Yours sincerely
Fortis Bank (Nederland) N.V.

Name:	/s/ Kasmi	Name:	/s/ Phiroze Mogrelia
Title:	Head of Energy Commodities	Title:	Head of Commodities

Acceptance for and on behalf of Aegean Marine Petroleum S.A.

Name:	/s/ Spyros Gianniotis	Name:
Title:	Chief Financial Officer	Title:

Initials:	Clients	Bank

Date	7 June 2010
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Subject	Facility Agreement—Aegean

We confirm in our capacity as Guarantor in favour of the Bank that we have read and understand the Facility Agreement and are aware and understand the nature of the transactions that may be financed under the Facility Agreement and the corresponding obligations that may arise under our Financial Guarantee and the Facility Agreement.

Aegean Marine Petroleum Network Inc.

Name:	/s/ Spyros Gianniotis	Name:
Title:	Chief Financial Officer	Title:

Enclosed	Facility Agreement: Definitions, Terms and Conditions
General Banking Conditions
General Assignment of Receivables
Guarantee

Initials:	Clients	Bank